                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



   [x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                  For the fiscal year ended December 31, 2000,

                                       or

        [ ] Transition report pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

              For the transition period from ________ to _________.



                             COMMISSION FILE NUMBER
                                     0-13875



                 LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN
                            (Full title of the plan)



                               LANCER CORPORATION
                              6655 LANCER BOULEVARD
                            SAN ANTONIO, TEXAS 78219
                                 (210) 310-7000
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

INDEX TO FORM 11-K



REQUIRED INFORMATION

FINANCIAL STATEMENTS

Independent Auditor's Report                                                            3

Statement of Net Assets Available for Plan Benefits                                     5

Statement of Changes in Net Assets Available for Benefits                               6

Notes to Financial Statements                                                           7

Supplemental Schedule                                                                  11

Index to Exhibit                                                                       14






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

                  Date:   June 27, 2001


                  By: /s/ MARK L. FREITAS
                     ----------------------------------------
                     Name: Mark L. Freitas
                          -----------------------------------
                     Title: Vice  President - Controller
                           ----------------------------------

INDEPENDENT AUDITOR'S REPORT




To Lancer Corporation Employee Profit Sharing Plan
San Antonio, Texas


We have audited the accompanying statements of net assets available for benefits of the Lancer Corporation Employee Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Principal Life Insurance Company, the Custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the Custodian which is summarized in Note 3 with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the Custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Lancer Corporation Employee Profit Sharing Plan as of December 31, 2000, and the changes in its net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Hanke, Green, & Stein
June 6, 2001

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999



ASSETS                                                2000                     1999

INVESTMENTS                                     $     6,897,081          $     6,848,184

RECEIVABLES:
Employer's contribution                                 100,834                  252,232
Participants' contributions                              22,612                   18,676
                                                ---------------          ---------------

Total receivables                                       123,446                  270,908
                                                ---------------          ---------------

TOTAL ASSETS                                          7,020,527                7,119,092

LIABILITIES

Refundable contributions                                  1,898                   13,103
                                                ---------------          ---------------

TOTAL LIABILITIES                                         1,898                   13,103
                                                ---------------          ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $     7,018,629          $     7,105,989
                                                ===============          ===============



                        See notes to financial statements

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2000



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments          $      (105,677)
Interest                                                       119,145
                                                       ---------------

                                                                13,468

Contributions:
Employer                                                       276,304
Participants                                                   633,803
Rollovers                                                        1,583
                                                       ---------------

                                                               911,690
                                                       ---------------

TOTAL ADDITIONS                                                925,158
                                                       ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                  959,240
Refundable contributions                                         1,898
Administrative expenses                                         51,380
                                                       ---------------

TOTAL DEDUCTIONS                                             1,012,518
                                                       ---------------

Net Decrease                                                   (87,360)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                            7,105,989
                                                       ---------------

End of year                                            $     7,018,629
                                                       ===============



                        See notes to financial statements

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


1.       DESCRIPTION OF PLAN

The following description of the Lancer Corporation (the Plan Sponsor) Employee Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $276,304 for the year ended December 31, 2000.

Participants may elect to defer a portion of their compensation by an amount which does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Participants who are inactive on the last day of the Plan year will not share in the non-elective employer contribution unless necessary to comply with Code
Section 410(b) coverage requirement.

Each year, participants may contribute up to 15 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen pooled separate accounts, one insurance company general account and one employer stock account.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions will be applied to administrative expenses incurred by the Plan. The excess will be used to reduce employer contributions for the year in which the forfeiture occurs. The amount of forfeitures used to reduce employer contributions for the year ended December 31, 2000, was approximately $60,000. Unallocated forfeitures at December 31, 2000, were approximately $77,000.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after six years of credited service (or upon the death or disability of the participant).

PARTICIPANT LOANS -- Participants may borrow from $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


PAYMENT OF BENEFITS -- On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period.


2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


3.       CERTIFICATION BY PLAN CUSTODIAN

For the year ended December 31, 1999, the Plan Administrator elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Accordingly, the Custodian has certified that the following information included in the accompanying financial statements is complete and accurate:

o Investments as shown in the statements of net assets available for benefits and related disclosures at December 31, 1999.

The Plan's independent auditors did not perform auditing procedures with respect to this information except for comparing such information to the related information included in the financial statements and supplemental schedule.

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                          2000                1999

Guaranteed Interest Accounts           $1,399,540          $1,481,037
U.S. Stock Account                             --           1,324,855
Large Cap Stock Index Account           1,105,216           1,278,343
International Stock Account               577,272             603,930
Bond and Mortgage Account                 477,416             422,603
Large Company Blend Account               896,501                  --
Medium Company Blend Account              432,987                  --
Small Company Blend Account               457,940             336,699
Participant Loans                         378,216             378,552

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $105,677 as follows:

Pooled separate accounts                   $ (131,675)
Insurance company general account              22,232
Lancer Corporation common stock                 3,766
                                           ----------

                                           $ (105,677)
                                           ==========


5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Co. Principal Life Insurance Co. is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $17,000 in professional fees related to the Plan for the year ended December 31, 2000.


6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer's contributions.

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


7.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated March 29, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


8.       ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes new accounting and reporting standards for derivative instruments. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Plan has not entered into, and is not expected to enter into, any transactions involving derivative instruments or hedging activities. Therefore, management believes there would be no material effect to the Plan's financial statements as a result of implementation of this statement.

                              SUPPLEMENTAL SCHEDULE

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

EIN: 74-1591073
SCHEDULE H, LINE 4(I): SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
PLAN NUMBER: 001
DECEMBER 31, 2000



                                                   Description of investment including
        Identity of issue, borrower,                maturity date, rate of interest,                   Current
          lessor or similar party                   collateral, par or maturity value                   Value
-----------------------------------------   ---------------------------------------------------   -----------------

                                            Insurance Company General
 *  Principal Life Insurance Company        Guaranteed Interest                                        $ 1,399,540

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Money Market                                                   303,765

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Bond and Mortgage                                              477,416

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Government Securities                                          100,234

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Bond Emphasis Balanced                                          60,306

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Large Cap Stock Index                                        1,105,216

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Medium Company Value                                           143,830

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Real Estate                                                     79,055

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Stock Emphasis Balanced                                         81,345

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Large Company Bond                                             896,501

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Medium Company Blend                                           432,987

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Small Company Blend                                            457,940


 *  Denotes party-in-interest



                  See accompanying independent auditor's report

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

EIN: 74-1591073
SCHEDULE H, LINE 4(I): SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
PLAN NUMBER: 001
DECEMBER 31, 2000



                                                   Description of investment including
        Identity of issue, borrower,                maturity date, rate of interest,                   Current
          lessor or similar party                   collateral, par or maturity value                   Value
-----------------------------------------   ---------------------------------------------------   -----------------

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Small Company Growth                                        $   70,269

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        International Stock                                            577,272

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        International Small Company                                     70,326

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Janus Adv. Cap. Apprec. Acct.                                  141,276

 *  Lancer Corporation                      Common Stock of Plan Sponsor                                   121,587

                                            Various due dates with interest
    Participant Loans                       rates ranging from 9.75% to 10.50%                             378,216
                                                                                                  ----------------

                                                                                                  $      6,897,081
                                                                                                  ================
  * Denotes party-in-interest



                  See accompanying independent auditor's report

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

23.1              Consent of Hanke, Green & Stein